September 17, 2024

Yao (Jessie) Liu
Chief Financial Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

        Re: Tuya Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2022
            Response dated January 19, 2024
            File No. 001-40210
Dear Yao (Jessie) Liu:

       We have reviewed your January 19, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15,
2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022
General

1. Based on the information provided in response to prior comment 1, and in previous correspondence, we do not necessarily agree with your view that short-term deposits
       with maturities of one year or less may be treated as    cash items
for purposes of section
       3(a)(1)(C) of the Investment Company Act of 1940 (the    Investment
Company Act   ).
       Please confirm your understanding of the same.
2.     We note the company   s representations that the company has
significantly reduced, and
       will continue to significantly reduce, its consolidated holdings in both long-term and short-term time deposits. On the basis of these representations, and apart from comment
       1 above, we have no further questions or comments with respect to the
company   s time
 September 17, 2024
Page 2

       deposit holdings.
3. In response to prior comment 7 in our letter dated October 16, 2023, you provided a draft risk factor disclosing risks related to the company potentially
operating as an    investment
       company    under the Investment Company Act. In future filings, please make the
       following changes:
           To the extent the company continues to hold substantial positions in time deposits
           (including short-term deposits) on a consolidated basis, please revise your risk factor disclosure to reflect comment number 1 above.
           To the extent the company continues to hold substantial positions in time deposits
           (including short-term deposits) on a consolidated basis, please ensure that your risk factor notes the same and that such time deposits may deemed to be investment
           securities    within the meaning of the Investment Company Act.

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Xiaolang Chai, Capital Market Director